UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41669

Multi Ways Holdings Limited

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 3, 2023, Multi Ways Holdings Limited (the “Company”) and a certain selling shareholder entered into an underwriting agreement (the “Underwriting Agreement”) with Spartan Capital Securities, LLC, relating to the Company’s initial public offering (the “Offering”) of 7,240,000 ordinary shares, par value $0.00025 per share (the “Ordinary Shares”), of which 6,040,000 Ordinary Shares were offered by the Company and 1,200,000 Ordinary Shares were offered by a certain selling shareholder, pursuant to the Company’s registration statement on Form F-1 (File No. 333-269641), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2023 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on March 30, 2023. The Offering was priced at $2.50 per share, and was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on NYSE American LLC and commenced trading under the ticker symbol “MWG” on April 3, 2023. On April 5, 2023, the Company closed the Offering.

In connection with the IPO, the Company issued a press release on April 3, 2023 announcing the pricing of the IPO and a press release on April 5, 2023 announcing the closing of the IPO, respectively.

Copies of the Underwriting Agreement, and the two press releases are attached hereto as Exhibits 10.1, Exhibit 99.1, and Exhibit 99.2, respectively, and are incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated April 3, 2023 by and between the Company, a certain selling shareholder and Spartan Capital Securities, LLC
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Multi Ways Holdings Limited

Date: April 5, 2023	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director